FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

A.           Debt Settlement Agreements and Lockup Agreements

Concluding on May 11, 2009, but effective for accounting purposes as of March 31, 2009, Valcent Products, Inc. (the “Company”) entered into agreements with a significant number of the Company’s creditors to settle or restructure a significant portion of the Company’s indebtedness in consideration for shares of the Company’s common stock. The Company settled in full approximately US$10,751,224 in various forms of debt including convertible notes, advances, promissory notes, royalties owed to an entity controlled by our former chief executive officer and director, certain accounts payable, and other debts incurred as parts of various Company financings.  The Company issued 528,805,109 shares of its common stock to settle these debts.  434,590,684 of the total shares issued to settle debts are subject to agreements that prohibit their sale until January 1, 2010 and thereafter restrict the number of shares that each former creditor may sell in each calendar quarter in 2010 to no more than 25% of the total shares issued to each former creditor, and a further 25,814,525 of the shares issued to settle debts are subject to agreements that prohibit their sale until January 1, 2010 as described below.  After the debt settlements and other arrangements described in this report, the Company has approximately $750,000 in accounts payable, continues to have obligations pursuant to the four convertible notes in the aggregate of US$1,155,000 described below (and assuming the cash payments described below), and has or expects to incur additional debt including that described below under the heading “2009 Convertible Debt”.  Of the 528,805,109 shares of Company common stock issued to settle debts, 23,695,636 was issued in settlements of debts involving officers or directors of the Company, and these shares are also subject to the lockup agreement restrictions noted above.

The debt settlements, lockup, and convertible debt restructuring (described below) are a part of the Company’s plan to substantially reduce its debt and restructure the Company’s capital structure as part of the Company’s efforts to further fund its business operations.  As part of its restructuring, the Company currently plans to hold a special meeting of its shareholders and propose a reverse stock split at a ratio of 18:1, and also approve a reduction in the stated capital of the Company in an amount equivalent to its deficit as at March 31, 2009.  However, there can be no assurance that the Company will be able to obtain shareholder approval of the proposed reverse stock split or the reduction in capital.

B.           July 2008 Convertible Note Amendments

As part of the overall debt restructuring, the Company also entered into agreements with each of the Company’s secured creditors and amended the terms of the four secured convertible promissory notes issued in July 2008 in the aggregate principal amount of US$2,428,160 (collectively the “Notes”).   One of the Notes is held by the Company’s chief financial officer and member of the board of directors (being a Note in the principal amount of US$188,160).  The material terms of the Notes and the warrants issued to each holder in July 2008 are described in a Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 25, 2008.

By their original terms the Notes were to be due on or before July 16, 2009, however all of the parties agreed to extend the maturity date of the Notes until December 31, 2009.  Each Note holder also agreed to provide the Company or its designee an option to purchase on or before December 31, 2009 the Notes and the remaining amounts due under them, being US$1,155,000 as of December 31, 2009.  Further, through December 31, 2009 each Note holder has agreed not to effect any conversions of the Notes into shares of our common stock.

In consideration for the amendments and accommodations to the Notes, the Company agreed to pay each holder consideration that was comprised of the prepayment of interest that otherwise would have been due and owing on the Notes through December 31, 2009 and amounts that would have been due under the Notes pursuant to their terms, including the original issuance discount and prepayment premium.  This consideration was paid to each Note holder in the form of Company common stock.  In total the Company issued 52,056,654 shares of its common stock to the four Note holders.  However, each of the holders entered into an agreement whereby each agreed to not sell approximately 59% of the shares they were issued until January 1, 2010, and that through January 1, 2010 each may sell approximately the other 41% of shares they were issued but only after receiving Company approval for each and every proposed sale or disposition.

Additionally, the Company agreed that within 90 days it will pay a total of US$400,000 to the holders of the Notes (with the exception of the Company’s chief financial officer and member of the board of directors) to pay down the principal amount due and owing under the Notes. After the Company makes these cash payments the Company expects that as of December 31, 2009 it will owe approximately US$1,155,000 to repay all of the remaining amounts due under the Notes in full.

Each Note holder also agreed to waive any adjustment to the exercise price of the warrants issued to the holders as part of the July 2008 financing that may have resulted from the issuances of shares of Company common stock as part of the Company’s overall debt restructuring and/or from certain other contemplated Company issuances.  However, subject to certain exceptions, the Company agreed that if before March 31, 2010 the Company issues shares of its common stock at a price less than the valuation of the shares issued to each Note holder, that the Company would issue each holder additional shares of Company common stock in a number equal to the difference between the number of shares each holder would have received had the consideration paid to the holder been paid in shares at the lower valuation.

C.           2009 Convertible Debt

Under an agreement the Company has issued US$500,000 in new 10% convertible notes to a single subscriber pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933.  Upon the Company achieving a reverse stock split at a ratio of 18 current shares for one new share, the note will automatically convert into 4,000,000 post consolidation units of securities where each unit is comprised of one new common share and one-third share purchase warrant, with each whole share purchase warrant exercisable at US$0.45 for a one year term into one further common share. The warrants to be issued may be exercised on a cashless basis.  The subscriber has committed to invest a further US$1,500,000 in new 10% convertible notes on the same terms, and those notes would be convertible into a further 12,000,000 post consolidation units of securities on the date the Company achieves a reverse stock split at a ratio of 18 current shares for one new share.  Any shares issued to this subscriber upon the conversion of the notes would not be subject to lock up arrangements.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Form of Settlement Agreement
10.2	Form of Lockup Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

By:	/s/ George Orr
Name: George Orr
Title: Chief Financial Officer and Director